

DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com





06018015

RECEIVED
2006 OCT 31 P 3:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Subsequent Declaration of Interest by UBS AG (19 October 2006) (**Exhibit 1**)

Press release dated 26 October 2006 – Option Reports Third Quarter 2006 Results (**Exhibit 2**)

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Dorothy L. Puzio, Esq.

Enclosures

cc: Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)
Jenny E. Mercado, Esq. (via e-mail)

EXHIBIT 1

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** Option NV..

2. **Details of the person making the declaration[2]** in the capacity as declarant acting for own account ~~/ in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]~~

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	UBS AG..
registered office	Bahnhofstrasse 45 P.O. Box CH-8098 Zurich Switzerland
phone number	++41 44 236 54 95..
fax number	++41 44 236 36 76..
name and capacity of the signatory of the declaration	Marc John, Authorised Officer Tobias Amiet, Associate Director

3. **Items covered by the declaration**

Preliminary remarks
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Subsequent declaration of interest

Table I : general information

Name of the company concerned	Option NV
Rights held by / ~~for the account of~~[1] (cross out what is not appropriate)	UBS AG, London Branch (Branch) & UBS Securities LLC
Related to	UBS AG Zurich: Bahnhofstr. 45, P.O. Box, CH-8098 Zurich Basel: Aeschenvorstadt 1, P.O. Box, CH-4051 Basel
Acting in concert with	
Date of completion of the situation giving rise to the declaration	18.10.2006
Sources relating to the denominator	Euronext Stock Exchange/Option NV Homepage: 41'249'296

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	1'540'852	3.74	+ 648'680	2'189'532	5.31
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	n/a		n/a	n/a	
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)	n/a		n/a	n/a	
Total	1'540'852	3.74	+ 648'680	2'189'532	5.31
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	41'249'296
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	n/a
Total	41'249'296

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 19.10.2006.................................. in.........Zurich....................................

(Tobias Amiet) (Marc John)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 2


SYS-CON
MEDIA

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Option Reports Third Quarter 2006 Results

LEUVEN, Belgium, October 26 /PRNewswire-FirstCall/ -- Option N.V. (EURONEXT Brussels: OPTI; OPNVY), the wireless technology company, announced today its results for the third quarter and first nine month period ended September 30th, 2006. The financial information reported in this release is presented in Euro and has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union (IFRSs). The accounting policies and methods of computation followed in the attached financial statements are the same as those followed in the most recent annual financial statements, including for the first time in the consolidation the figures of the new established subsidiary Option Wireless KK in Japan.

Highlights of the third quarter and year to date included:

- Total revenues for the third quarter of fiscal year 2006 increased by 35.4% to EUR 75.7 million compared with the EUR 55.9 million in the third quarter of 2005.

- Gross margin in Q3 2006 was 34.6% on total revenues, compared with gross margin of 41.3% of Q3 2005. Excluding one-time events of EUR 2.3 million (i.e. 1.7 % of the 9 month cost of goods sold), primarily related to issues from an upgrade to a new SAP platform, the gross margin was in line with our guidance and represented 37.3% of total revenues.

- EBIT decreased to EUR 9.9 million or 13.1% on total revenues during the third quarter of fiscal year 2006 compared with EUR 11.0 million or 19.7% of total revenues, in the corresponding period in 2005.

- Net profit for the third quarter of fiscal year 2006 amounted to EUR 7.9 million, or EUR 0.19 per basic share and EUR 0.19 per diluted share. This compares with a net profit of EUR 8.4 million, or EUR 0.21 per basic share and EUR 0.20 per diluted share in Q3 2005[1].

- Total revenues for the first nine months of fiscal year 2006 increased by 60.7% to EUR 216.5 million compared with the EUR 134.7 million in the first three quarters of 2005.

- Gross profit in the first nine months of 2006 amounted to EUR 83.7 million, an increase of 39.4% compared to EUR 60.1 million in the 2005 equivalent period. Gross margin in the first nine months of 2006 was 38.7% on total revenues, compared with gross margin of 44.6% of the first nine months of 2005.

- EBIT increased to EUR 35.0 million or 16.2% on total revenues during the first nine months of fiscal year 2006 compared with EUR 26.8 million or 19.9% on total revenues, in the corresponding period in 2005, representing a growth of 30.5%.

- Net profit for the first nine months of fiscal year 2006 was EUR 28.9 million, or EUR 0.70 per basic share and EUR 0.70 per diluted share. This compares with a net profit of EUR 19.8 million, or

EUR 0.49 per basic share and EUR 0.48 per diluted share in the corresponding period of 2005, representing an increase of 46.0%[1].

Consolidated Performance For the 9 month period ended 30 September Million EUR (except per Q3 Q3 9M 9M share figures) 2006 2005 2006 2005 Total revenues................75.7 55.9 216.5 134.7 .... Gross profit..................26.2 23.1 83.7 60.1 Operating expenses..........(16.2) (12.1) (48.7) (33.2) .... 9.9 11.0 35.0 26.8 EBIT.. .... Net 7.9 8.4 28.9 19.8 profit.. .... Weighted average number of ordinary shares after the stock split of April 24th 41 249 296 40 493 404 41 249 296 40 445 676 2006[1].................................. .... Revised earnings per share after the stock split (EUR) [1].......... 0,19 0,21 0,70 0,49 .... Non financial highlights of the third quarter included: HSDPA PRODUCTS

- T-Mobile Austria launched the GlobeSurfer ICON as a new "Web 'n' Walk" Solution

- Proximus Selected Option's GlobeSurfer ICON - HSBC and Vodafone won 3G A-List UMTS/HSDPA Award with Option's products - Option to Supply Three HSDPA Products to Orange France EMBEDDED MODULES

- Acer began selling the Aspire series with the embedded HSDPA GTM 351E wireless module in Europe and Oceania

- Option to Supply Samsung with embedded wireless modules

- Option secured a fourth design win with a top ten worldwide laptop manufacturer

CORPORATE EVENTS - Option Celebrated 20 Years of Innovative Entrepreneurship

Commenting on the results, Mr. Jan Callewaert, Founder & CEO of Option said, "Third quarter revenues of EUR 75.7 million, up 35% on last year, are testament to our continued leadership in broadband wireless data solutions. Notwithstanding increasing competition in the marketplace, and the restraining effect of exceptional one-time items this quarter, we have successfully posted our fifteenth consecutive quarter of net positive earnings.

Wireless data cards sales have outperformed our forecasts in volume terms and are now expected to account for 89% of unit sales for the full year. With HSDPA accounting for nearly three-quarters of our data cards shipments, our 60 HSDPA operator partners recognise our expertise at the cutting-edge of broadband wireless technology.

We reaffirmed our data card leadership in October with the first demonstration of live High Speed Uplink Packet Access (HSUPA) delivering wireless uplink transmission rates of 1.3 Mbps in parallel with downlink data rates of 2.7 Mbps at the application level.

Technological leadership will be further extended in early 2007 with the commercial shipments of a new generation of GlobeTrotter Express "7.2 Ready" HSDPA cards. Incorporating Option's unique

dual antenna Advanced Radio Technology (ART) architecture, Express cards enjoy significantly improved signal reception sensitivity and immunity to interference, increasing internet connection speeds by up to 50% for users. Operators also benefit from increased network capacity and reduced base-station power consumption.

Option's ICON product is beginning to gain traction as a "plug-and-play" broadband solution for consumer markets, even though the non-PC card segment overall has developed more slowly than anticipated. Additions to the ICON range in early 2007 will build on this momentum.

The speed of broadband wireless evolution combined with a current lack of consensus between operators and PC manufacturers on retail business models continue to hold back the embedded wireless module market. In addition, given laptop replacements cycles, the more advanced 3.6 Mbps version of HSDPA is more attractive to end-users, operators and laptop manufacturers than the 1.8 Mbps HSDPA modules that started shipping earlier this year.

Option is currently working closely with four of the world's leading laptop manufacturers, including Acer and Samsung, on the integration of its 3.6 Mbps HSDPA wireless module. With this product's unique capability for post-sale upgrade to 7.2 Mbps, and our established operator relationships the company remains in a strong position to capitalize on the embedded HSDPA module opportunity. We anticipate that conditions for market growth will reach a tipping point in the second half of 2007.

Even in an environment of increasing competition and fast changing technologies, through our focus on the successful launch of innovative products and appropriately broadening our distribution channels, Option continues to create shareholder value."

Full year revenues for 2006 are now expected to be EUR 298 million with recurrent EBIT of 14-15%. For 2007, revenues are expected to fall in the range EUR 355-375 million.

The intention of first dividend distribution in 2007 will depend of the net non-consolidated results of Option NV, the financial situation of the Company, the established legal reserves and other elements that the Board of Directors and the Annual Meeting of March 2007 will consider at that moment.

Interim Financial Information INCOME STATEMENT Revenues

Total revenues for the third quarter of fiscal year 2006 increased by 35.4% to EUR 75.7 million compared with the EUR 55.9 million in the third quarter of 2005.

During the first nine months of 2006, Option generated total revenues of EUR 216.5 million, an increase of 60.7% compared with the revenues of EUR 134.7 million generated during the first nine months of 2005.

Gross Profit

Cost of goods sold of EUR 49.5 million in the third quarter resulted in gross profit reaching EUR 26.2 million, compared to a gross profit of 23.1 EUR million in the third quarter of 2005, representing an increase of 13.3%.

Gross margins were 34.6% in the third quarter compared with 41.3% in the year ago period. Excluding one-time events of EUR 2.3 million (i.e. 1.7 % of the 9 month cost of goods sold), primarily related to issues from an upgrade to a new SAP platform, the gross margin was in line with our guidance and represented 37.3% of total revenues.

Year-to-date the gross profit amounted to EUR 83.7 million, compared to a gross profit of 60.1 EUR million in the first three quarters of 2005.

Gross margins were 38.7% in the first nine months compared with 44.6% in the first nine months of 2005.

Operating expenses

The quarterly operating expenses, including depreciation and amortization charges, were EUR 16.2 million, compared with EUR 12.1 million in the third quarter of 2005.

During the first nine months of 2006, the operating expenses, including depreciation and amortization charges, were EUR 48.7 million, compared to EUR 33.2 million in the first nine months of 2005.

EBIT

EBIT for the third quarter of 2006 was EUR 9.9 million compared to EUR 11.0 million the same period a year ago.

EBIT for the first nine months was EUR 35.0 million compared to EUR 26.8 million, or 19.9% on the total revenues of the first nine months of 2005, representing an increase of 30.5%.

EBITDA

EBITDA for the third quarter of 2006 was EUR 12.8 million, or 16.9% of the third quarter revenues, representing growth of 1.3%.

EBITDA, year-to-date, was EUR 43.2 million compared to EUR 31.7 million in the first nine months of 2005, representing a growth of 36.6%.

Finance result

During the first nine months of 2006, Option obtained a positive financial result of EUR 474 thousand. The exchange rate gains on USD amounted to EUR 975 thousand and Option received EUR 790 thousand from risk free investments of the available cash.

A total of EUR 1.079 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 212 thousand were mainly related to leasing contracts that ended in July 2006.

Net Profit

As from April 24th, 2006, the stock was split in four. Applying the transaction retroactively, earnings per share would have been the following:

The net profit for the third quarter amounted to EUR 7.9 million or EUR 0.19 per basic share (or EUR 0.19 per diluted share). This compared to a net profit of EUR 8.4 million or EUR 0.21 per basic share (or EUR 0.20 per diluted share) during the third quarter of 2005, a decrease of 7.2%.

The net profit for the first nine months of 2006 amounted to EUR 28.9 million or EUR 0.70 per basic share (or EUR 0.70 per diluted share). This compared to a net profit of EUR 19.8 million or EUR 0.49 per basic share (or EUR 0.48 per diluted share) during the first nine months of 2005, representing an increase of 42.9%.

BALANCE SHEET

Cash decreased from EUR 49.2 million at the end of 2005 to EUR 44.5 million at the end of the third quarter of 2006 mainly due to prepayments related to royalty agreements and an increased need for working capital.

Trade and other receivables increased from EUR 37.1 million at the end of 2005 to EUR 62.9 million at the end of the third quarter of 2006.

During the first nine months of 2006, inventories increased from EUR 19.5 million to EUR 32.9 million. We increased component stocks in order to secure future sales and had an increase in finished goods scheduled for delivery the first week of the fourth quarter. The level of finished goods at quarter-end remained low, representing 17.7% of total inventory value.

Fixed assets were EUR 21.4 million (net book value) as at September 30th 2006, an increase of EUR 2.0 million compared to the net book value of EUR 19.4 million at the end of the previous fiscal year. During the first three quarters of 2006, the total investments in tangible assets amounted to EUR 2.6 million and the Company invested EUR 7.5 million in intangible assets of which 6.2 million for capitalized developments projects and 1.3 million for additional licenses and other intangibles assets.

Total current liabilities increased from EUR 49.6 million at the end of 2005 to EUR 57.5 million. This increase is mainly due to the growth of the income tax payable (+EUR 6.3 million).

The Company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. During the first nine months of 2006, this deferred tax liability increased by EUR 547 thousand, all related to capitalization of development projects.

The Company had total assets of EUR 164.3 million and equity of EUR 105.2 million, resulting in a solvency ratio of 64.0% at quarter-end.

The Company generated EUR 5.6 million of cash from operating activities during the first nine months of 2006, compared to EUR 25.0 million generated in same period of 2005. Cash flow from operating activities was positively affected thanks to higher cash flow from operating activities. However, the evolution in the changes in working capital was reflected by the increase of trade and other receivables (+EUR 26.3 million). In the third quarter the Company executed some advance

payments of EUR 5.2 million to some essential patent holders obtaining substantial discount on the future royalty obligations. The evolution in the cash flow from investing activities is explained by the additional investments in intangibles assets and commercial development projects.

- OPTION N.V. - consolidated income statement For the 9 month period ended 30 September Thousands EUR (except per share figures) September September Q3/2006 Q3/2005 30, 2006 30, 2005 75 696 55 887 216 257 134 733 Sales.. Other 0 254 0 income.. Total 75 696 55 887 216 511 134 733 Revenues.. Cost of products (49 531) (32 801) (132 771) (74 662) sold.. Gross 26 165 23 086 83 740 60 071 profit.. Gross margin/Total revenues 34.6 % 41.3 % 38.7 % 44.6% %.. Research and development expenses.(4 622) (3 264) (13 682) (11 153) .... Sales, marketing and royalties (8 178) (7 144) (27 022) (18 193) expenses.. General and administrative (3 432) (1 655) (8 015) (3 883) expenses.. Total operating (16 232) (12 063) (48 719) (33 229) expenses.. Profit from operations 9 933 11 023 35 021 26 842 (EBIT).. EBIT/Total revenues 13.1 % 19.7 % 16.2 % 19.9% %.. Depreciation and 2 889 1 633 8 214 4 820 amortization.. 12 822 12 656 43 235 31 662 EBITDA.. EBITDA/Total revenues 16.9 % 22.6 % 20.0 % 23.5% %.. Exchange (389) (248) 975 (1 817) gain/ (loss).. Interest (137) 225 (454) 185 income/ (expense).. Finance (526) (23) 521 (1 632) result.. Profit before 9 407 11 000 35 542 25 210 taxes.. Tax (1 460) (2 596) (6 630) (5 404) expense.. Net 7 947 8 404 28 912 19 806 profit.. Weighted average number of ordinary shares...........10 312 324 10 123 351 10 312 324 10 111 419 Diluted average number of ordinary shares...........10 312 324 10 312 324 10 312 324 10 312 429 Earnings per share (in 0.77 0.83 2.80 1.96 EUR).. Diluted earnings per share (in 0.77 0.81 2.80 1.92 EUR).. EPS after the stock split of April 24th 2006 (applied retroactively).. Weighted average number of ordinary shares.....41 249 296 40 493 404 41 249 296 40 445 676 Diluted average number of ordinary shares.....41 249 296 41 249 296 41 249 296 41 249 716 Earnings per share (in 0.19 0.21 0.70 0.49 EUR).. Diluted earnings per share (in 0.19 0.20 0.70 0.48 EUR).. - OPTION N.V. - consolidated balance sheet As at 30 31 September December Thousands EUR 2006 2005 Assets Current assets Cash and cash 44 470 49 288 equivalents.. Trade and other 62 953 37 050 receivables.. Income tax 72 20 receivable.. 32 925 19 495 Inventories.. 140 420 105 853 Non-current assets Property, plant and 9 070 8 415 equipment.. Intangible 12 281 11 031 assets.. Deferred tax 2 383 1 714

assets.. 0ther 172 - receivables... 23 906 21 160 Total 164 326 127 013 assets.. Equity and Liabilities Current liabilities Income tax 8 715 2 320 payable... Trade and other 48 792 47 020 payables... Current portion of long-term - 286 debt.. 57 507 49 626 Non-current liabilities Deferred tax 1 372 825 liabilities... Non-current portion of long-term 222 222 debt.. 1 594 1 047 Equity Issued 6 116 6 116 capital... Share 43 865 43 865 premium... 330 357 Reserves... Retained 54 914 26 002 earnings... Shareholders' 105 225 76 340 equity... Total equity and 164 326 127 013 liabilities... - OPTION N.V. - consolidated cash flow statement Thousands EUR 30 30 For the period ended September September[2] 2006 2005 Operating activities Net profit 28 912 19 806 (A).. Depreciation and 8 214 5 024 amortization... Unrealized foreign exchange (4) - losses/(gains)..................................... (Reversal of)/write-offs non current and current assets............145 196 Equity-settled share-based payment expense........................... - 115 Tax 6 630 5 404 expense.. Total non cash adjustments 14 985 10 739 (B)... Cash flow from operating activities before changes in working 43 897 30 545 capital.. Decrease/(increase) in trade and other receivables..........(26 346) (16 823) Decrease/(increase) in (13 430) (8 640) inventories.. Increase/(decrease) in trade and other 1 764 20 611 payables.............................. Total changes in working capital (38 012) (4 852) (C)... Cash generated from 5 885 25 693 operations.. Income tax (paid)/received (307) (669) (D)... Cash flow from operating activities......5 578 25 024 Investing activities Acquisition of property, plant and (2 649) (6 003) equipment..................................... Acquisition of intangible (1 306) (692) assets... Development (6 155) (2 550) expenditures.. Cash Flow from Investing Activities (e).......................(10 110) (9 245) Financing activities Proceeds from the issue of share - 521 capital... Proceeds from - 69 borrowings... Payment of finance lease (286) (699) liabilities... Cash flow from financing activities (f)..(286) (109) Net increase/(decrease) in cash and cash equivalents (4 818) 15 670 (A)+(B)+(C)+(D)+(E)+ (F)... Cash and cash equivalents at beginning of period....................49 288 31 612 Cash and cash equivalents at end of 44 470 47 282 period....................................... (4 818) 15 670 Difference...

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. Some of these risk factors were highlighted

in the Annual Report 2005 page 35-36 and 58-59. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

Option intends to release its quarterly financial information in 2007 on the following dates - before market hours:

Q4 figures + full year 2005: Thursday March 1, 2007 Q1 figures: Thursday April 26, 2007 Q2 figures: Thursday July 26, 2007 Q3 figures: Thursday October 25, 2007

Annual shareholders' meeting: Friday March 30, 2007, 10 AM in Leuven (Belgium).

About Option (http://www.option.com/) - EURONEXT Brussels OPTI; OPNVY Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland and sales & support offices in US, Japan and Taiwan.

[1] On April 24th, 2006, there was a four for one stock split. For reporting purposes, the transaction was applied retroactively.

[2] 2005 figures as published, including reclassifications to reflect IFRSs presentation

Option N.V.

CONTACT: For further information please contact: Jan Callewaert,
Founder & CEO, Frederic Convent, CFO, Gaston Geenslaan 14, B-3001 Leuven,
Belgium, TEL: +32-(0)-16/31-74-11, FAX +32-(0)-16/31-74-90, E-mail:
investor@option.com